UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Cheniere Energy, Inc.
(Name of Issuer)
Common Stock, $0.003 par value
(Title of Class of Securities)
16411R208
(CUSIP Number)
Dennis O. Garris
Alston & Bird LLP
The Atlantic Building
950 F St. NW
Washington DC 20004
(202) 756-3300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 26, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16411R208

1	NAMES OF REPORTING PERSONS: SRM Global Master Fund Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,130,933

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		4,130,933

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,130,933

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.35%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

(1)	The percentages used in this Schedule 13D are calculated based upon a total of 56,241,098 shares of common stock of the Company, par value $0.003 per share, stated to be issued and outstanding as of April 30, 2009, as reflected in the Company’s Quarterly Report on Form 10-Q filed on May 8, 2009.

CUSIP No.	16411R208

1	NAMES OF REPORTING PERSONS: SRM Global Fund General Partner Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,130,933

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		4,130,933

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,130,933

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	16411R208

1	NAMES OF REPORTING PERSONS: SRM Fund Management (Cayman) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,130,933

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		4,130,933

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,130,933

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	16411R208

1	NAMES OF REPORTING PERSONS: Jonathan Wood

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,130,933

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		4,130,933

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,130,933

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D initially filed on October 27, 2006 (the “Original Filing”) as amended and restated most recently by the amendment filed on October 10, 2008, to reflect a sale of 115,672 Shares since the last amendment. Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 3. Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Original Filing.
The Schedule 13D is amended to make the following changes to certain items:
ITEM 3. Source and Amount of Funds or Other Consideration
Item 3 is replaced in its entirety with the following:
     As of May 26, 2009 the Master Fund is deemed to beneficially own an aggregate of 4,130,933 Shares. As of May 26, 2009, the aggregate purchase price for the 4,130,933 Shares that the Reporting Persons is deemed to beneficially own is $134,052,138.
     The Master Fund obtained funds to purchase the Shares from its working capital, which includes funds that had been contributed to the Master Fund by its limited partners. No funds were borrowed by the Master Fund in order to complete the Share purchases.
     The information set forth in Item 4 of the Schedule 13D is incorporated by reference into this Item 3.
     This Amendment No. 3 is being filed to reflect sales by the Master Fund of a total of 115,672 Shares in the last 60 days in open market transactions, namely:

Date	Number of Shares	Price
May 20, 2009	15,101	$3.95

May 21, 2009	15,400	$3.79
May 22, 2009	27,171	$3.86

May 26, 2009	58,000	$3.88
ITEM 5. Interest in Securities of the Issuer
Item 5 is amended and restated as follows:
(a)-(b) The Master Fund directly beneficially owns 4,130,933 Shares, representing 7.35% of the outstanding Common Stock of the Issuer. The General Partner is the general partner of the Master Fund, and accordingly, the General Partner has the power to cause the Master Fund to vote, or to dispose of, securities which that entity beneficially owns. The Investment Manager is the investment manager of the Master Fund, and accordingly, the Investment Manager has the power to cause the Master Fund to vote, or to dispose of, securities which that entity beneficially owns. Jonathan Wood is a director and majority owner of the Investment Manager. Therefore, for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, (i) the Master Fund is the beneficial owner of, with shared voting and dispositive power over, a total of 4,130,933 Shares and (ii) each of the General Partner, the Investment Manager and Jonathan Wood is the beneficial owner of, with shared voting and dispositive power over, a total of 4,130,933 Shares.
     Based upon the information as to outstanding shares as at April 30, 2009 contained in the Company’s Report on Form 10-Q for the period ended March 31, 2009, the Shares of which each of the Master Fund, the General Partner, the Investment Manager and Jonathan Wood is the beneficial owner constitute 7.35% of the outstanding Shares.
(c) Other than as reported in Item 3, the Reporting Persons have not engaged in any transactions in the Shares.
ITEM 7. Materials to be Filed as Exhibits
Item 7 is amended by adding the following at the end thereof:

Exhibit
Number	Description
3	Joint Filing Agreement, dated as of May 28, 2009, among SRM Global Master Fund Limited Partnership, SRM Global Fund General Partner Limited, SRM Fund Management (Cayman) Limited and Jonathan Wood.

POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Andrew Mortimer, David W. Bernstein and Philippe Y. Blanchard his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign in any and all capacities any and all amendments to this Statement on Schedule 13D and to file these amendments and all exhibits to them with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do all other acts and execute all other documents that they, or any of them, deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person.
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 28, 2009

SRM GLOBAL MASTER FUND LIMITED PARTNERSHIP
By:	SRM Global Fund General Partner Limited, its General Partner

By:	/s/ Andrew Mortimer
	Name:	Andrew Mortimer
	Title:	Authorised Signatory

SRM GLOBAL FUND GENERAL PARTNER LIMITED
By:	/s/ Andrew Mortimer
	Name:	Andrew Mortimer
	Title:	Authorised Signatory

SRM FUND MANAGEMENT (CAYMAN) LIMITED
By:	/s/ Andrew Mortimer
	Name:	Andrew Mortimer
	Title:	Director

JONATHAN WOOD
By:	/s/ Jonathan Wood
	Name:	Jonathan Wood

INDEX TO EXHIBITS

Exhibit
Number	Description

3	Joint Filing Agreement, dated as of May 28, 2009, among SRM Global Master Fund Limited Partnership, SRM Global Fund General Partner Limited, SRM Fund Management (Cayman) Limited and Jonathan Wood.